Exhibit 99.1

iKang Announces Unaudited Financial Results for the Fiscal Fourth Quarter and the Fiscal Year 2017 Ended March 31, 2018

BEIJING, JUNE 21, 2018 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), a major provider in China’s fast growing private preventive healthcare services market, today announced its unaudited financial results for the fiscal fourth quarter and fiscal year 2017 ended March 31, 2018.

Fiscal Fourth Quarter Ended March 31, 2018 Financial Highlights

•                  Net revenues were US$89.5 million, an increase of 48.8% year-over-year (an increase of 37.3% on RMB basis) (1)

•                  Gross profit was US$14.3 million, an increase of 803.7% year-over-year (an increase of 733.9% on RMB basis) (1)

•                  Net loss attributable to the Company was US$67.5 million, an increase of 102.7% year-over-year (an increase of 87.1% on RMB basis) (1)

•                  Non-GAAP net loss attributable to the Company(2) was US$33.8 million, an increase of 3.0% year-over-year (an decrease of 4.9% on RMB basis) (1)

•                  Basic and diluted loss per ADS attributable to common shareholders were US$0.98 and US$0.98, respectively, as compared to a loss of US$0.49 and US$0.49, respectively, in the fiscal fourth quarter of 2016

•                  Non-GAAP basic and diluted loss per ADS(3) attributable to common shareholders were US$0.49 and US$0.49, respectively, as compared to a loss of US$0.48 and US$0.48, respectively, in the fiscal fourth quarter of 2016

Fiscal Year 2017 Ended March 31, 2018 Financial Highlights

•                  Net revenues were US$563.9 million, an increase of 29.4% year-over-year (an increase of 27.8% on RMB basis) (1)

•                  Gross profit was US$238.3 million, an increase of 37.3% year-over-year (an increase of 36.5% on RMB basis) (1)

•                  Net loss attributable to the Company was US$17.3 million, an increase of 53.8% year-over-year (an increase of 18.4% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$17.5 million, an increase of 288.1% year-over-year (an increase of 288.5% on RMB basis) (1)

•                  Basic and diluted loss per ADS attributable to common shareholders were US$0.25 and US$0.25, respectively, as compared to a loss of US$0.17 and US$0.17, respectively, in the fiscal year 2016

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.26 and US$0.25, respectively, as compared to a loss of US$0.14 and US$0.14, respectively, in the fiscal year 2016

(1) RMB basis refers to the year on year comparison made on local currency — Chinese Renminbi basis.

(2) Non-GAAP net income/(loss) attributable to the Company is defined as net income/(loss) attributable to the Company excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(3) Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income/(loss) divided by the weighted average number of basic and diluted ADS.

“iKang closed its fiscal year 2017 well positioned for a sustained growth in the years ahead. “ said Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang. “Our strategy is to build an ecosystem of preventive healthcare service with iKangCare+ and iKangPartners+ plans that focuses on delivering premium and innovative services to our fast growing customer base, which is yielding satisfactory results. Total net revenue increased by 48.8% and 29.4% year over year for the quarter and the full fiscal year, respectively.  Each of our core and new business segments have executed its mission and demonstrated growth as expected.”

In fiscal year 2017, the growth trend from an increasing customer base across the board was underpinned by a 17.9% increase in customer visits and 6.4% rise in blended average selling price for both individual and corporate customers. Our nationwide network has expanded to 110 from 107. While consolidating our market leadership in tier 1 cities, we have also deepened our penetration into tier 2 and 3 cities, resulting in revenue growth of 51.9%.”

As expected, our decision and commitment to invest in growth has come with short-term implications for our cost lines, but we are well prepared for fiscal year 2018 and beyond, where the benefits of a fast growing customer base, expanding value-added service offerings and geographical coverage, deepening market penetration in lucrative lower tier cities and improving utilization of our medical centers will continue to drive our business expansion and revenue growth.

We have set out our strategy to be a leading player in China’s private preventive healthcare industry, working in partnership with renowned global institutions to offer value-added services to our customers and in continued strategic investments.  The progress we have made over the course of fiscal 2017 sustained our confidence in our strategy that builds our long-term position as China’s leading provider of private preventive healthcare.”

FISCAL FOURTH QUARTER ENDED MARCH 31, 2018 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fiscal fourth quarter were US$89.5 million, representing a 48.8% increase from US$60.2 million in the same period of the last fiscal year. On an RMB basis, the revenue growth was 37.3%. As of March 31, 2018, the number of self-owned medical centers totaled 110 compared to 107 as of March 31, 2017. In this quarter, the Company served approximately a total of 947,000 customer visits under both corporate and individual programs, representing an increase of 26.0% over the fiscal fourth quarter of 2016.

The table below sets forth a breakdown of net revenues:

(US$ million)	Fiscal Fourth Quarter Ended March 31, 2018	Fiscal Fourth Quarter Ended March 31, 2017	YoY % Change
Medical Examinations	66.1	45.9	43.9%
Disease Screening	10.1	5.9	71.1%
Dental Services	4.0	1.7	128.0%
Other Services	9.3	6.6	42.1%
Total	89.5	60.2	48.8%

Medical Examinations: Net revenues for the quarter were US$66.1 million, representing a 43.9% increase from US$45.9 million in the same period of the last fiscal year.

Disease Screening: Net revenues for the quarter were US$10.1 million, representing a 71.1% increase from US$5.9 million in the same period of the last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Dental Services: Net revenues for the quarter were US$4.0 million, representing a 128.0% increase from US$1.7 million in the same period of the last fiscal year.

Other Services: Net revenues for the quarter were US$9.3 million, representing a 42.1% increase from US$6.6 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the quarter was US$75.2 million, representing a 28.4% increase from US$58.6 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was US$14.3 million, representing an 803.7% increase from US$1.6 million in the same period of the last fiscal year. Gross margin for the quarter was 16.0%, as compared to 2.6% in the fourth quarter of the last fiscal year.  Gross margin was improved mainly as a result of improved utilization of existing medical centers.

Operating Expenses

Total operating expenses for the quarter were US$91.0 million, representing a 150.4% increase from US$36.3 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the quarter were US$25.1 million, accounting for 28.0% of total net revenues as compared to 29.7% in the same period of the last fiscal year.

General and administrative expenses

General and administrative expenses for the quarter were US$65.2 million, accounting for 72.8% of total net revenues as compared to 29.5% in the same period of the last fiscal year.  Excluding share-based compensation expenses of US$33.7 million for this quarter and US$479,000 for the same quarter last year, the General and administrative expenses for the quarter was US$31.5 million, accounting for 35.2%  as compared to 28.7% in the same period of the last fiscal year.

Research and development expenses

Research and development expenses for the quarter were US$0.8 million, accounting for 0.8% of total net revenues as compared to 1.2% in the same period of the last fiscal year.

Loss from Operations

Loss from operations for the quarter was US$76.7 million, representing a 120.7% increase from a loss of US$34.8 million in the same period of the last fiscal year. Excluding share-based compensation expenses of US$33.7 million for this quarter and US$479,000 for the same quarter last year, non-GAAP loss from operations for the quarter was US$43.1 million as compared to a loss of US$34.3 million, which reflected an increase of 25.6%.

Non-GAAP EBITDA Loss

Non-GAAP EBITDA loss for the quarter was US$32.0 million, representing a 31.8% increase from a loss of US$24.3million in the same period of the last fiscal year.

Net Loss

Net loss attributable to the Company for the quarter was US$67.5 million, representing an increase of 102.7% from a loss of US$33.3 million in the same period of the last fiscal year.

Non-GAAP net loss for the quarter was US$33.8 million, representing an increase of 3.0% from a loss of US$32.8 million in the same period of the last fiscal year.

Basic and Diluted Earnings per ADS

Basic and diluted loss per ADS attributable to common shareholders were US$0.98 and US$0.98, respectively, as compared to US$0.49 and US$0.49, respectively, in the same quarter of 2016.

Non-GAAP basic and diluted loss per ADS attributable to common shareholders were US$0.49 and US$0.49, respectively, as compared to US$0.48 and US$0.48, respectively, in the same quarter of 2016.

FISCAL YEAR 2017 ENDED MARCH 31, 2018 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for fiscal year 2017 were US$563.9 million, representing a 29.4% increase from US$435.7 million in the same period of the last fiscal year. On an RMB basis, the revenue growth was 27.8%.  Comparing to March 31, 2017, we have in total developed three new medical centers. During this period, the Company served approximately a total of 6.59 million customer visits under both corporate and individual programs, representing an increase of 17.9% over the fiscal year 2016 ended March 31, 2017.

The table below sets forth a breakdown of net revenues:

(US$ million)	Fiscal Year 2017 Ended March 31, 2018	Fiscal Year 2016 Ended March 31, 2017	YoY % Change
Medical Examinations	451.0	360.4	25.2%
Disease Screening	55.2	35.0	58.0%
Dental Services	17.3	8.6	100.3%
Other Services	40.4	31.7	27.2%
Total	563.9	435.7	29.4%

Medical Examinations: Net revenues for the period were US$451.0 million, representing a 25.2% increase from US$360.4 million in the same period of the last fiscal year.

Disease Screening: Net revenues for the period were US$55.2 million, representing a 58.0% increase from US$35.0 million in the same period of the last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Dental Services: Net revenues for the period were US$17.3 million, representing a 100.3% increase from US$8.6 million in the same period of the last fiscal year.

Other Services: Net revenues for the period were US$40.4 million, representing a 27.2% increase from US$31.7 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the period was US$325.7 million, representing a 24.2% increase from US$262.1 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the period was US$238.3 million, representing a 37.3% increase from US$173.6 million in the same period in the last fiscal year. Gross margin for the period was 42.3%, as compared to 39.8% in the same period of the last fiscal year.  Gross margin was improved as a result of improved utilization of existing medical centers.

Operating Expenses

Total operating expenses for the period were US$225.9 million, representing a 40.9% increase from US$160.3 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the period were US$96.6 million, accounting for 17.1% of total net revenues as compared to 17.1% in the same period of the last fiscal year.

General and administrative expenses

General and administrative expenses for the period were US$126.3 million, accounting for 22.4% of total net revenues as compared to 19.0% in the same period of the last fiscal year. Excluding share-based compensation expenses of US$34.8 million for this fiscal year and US$1.94 million for the same period of last fiscal year, the General and administrative expenses for this fiscal year was US$91.4 million, accounting for 16.2%  as compared to 18.6% in the same period of the last fiscal year.

Research and development expenses

Research and development expenses for the period were US$3.1 million, accounting for 0.5% of total net revenues as compared to 0.7% in the same period of the last fiscal year.

Income from Operations

Income from operations for the period was US$12.4 million, representing a 7.0% decrease from US$13.3 million in the same period of the last fiscal year. On an RMB Basis, the increase was 25.1%.  Excluding share-based compensation expenses of US$34.8 million for this period and US$1.94 million for the same period of the last year, non-GAAP income from operations for the period was US$47.2 million as compared to US$15.2 million, which reflected an increase of 209.7%.

Non-GAAP EBITDA

Non-GAAP EBITDA for the period was US$89.4 million, representing a 69.8% increase from US$52.7 million for the same period of the last fiscal year.  Non-GAAP EBITDA margin for the period was 15.8% as compared to 12.1% for the same period last year.

Net Income/Loss

Net loss attributable to the Company for the period was US$17.3 million, representing an increase of 53.8% from a loss of US$11.3 million for the same period of the last fiscal year.

Non-GAAP net income for the period was US$17.5 million, representing an increase of 288.1% from a net loss of US$9.3 million for the same period of the last fiscal year. Non-GAAP net income margin for the period was 3.1% as compared to a loss of 2.1% for the same period last year.

Basic and Diluted Earnings per ADS

Basic and diluted loss per ADS attributable to common shareholders were US$0.25 and US$0.25, respectively, as compared to a loss of US$0.17 and US$0.17, respectively, in the fiscal year 2016.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.26 and US$0.25, respectively, as compared to loss of US$0.14 and US$0.14, respectively, in the fiscal year 2016.

Cash and Cash Equivalents

As of March 31, 2018, the Company’s cash and cash equivalents, restricted cash and term deposit totaled US$62.9 million, as compared to US$77.7 million as of December 31, 2017.

Conference Call

iKang’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on June 22, 2018, to discuss its quarterly and fiscal year results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4006-208-038
Hong Kong:	800-906-601
United States:	186-6519-4004
International:	+65 6713-5090
Passcode:	2191797

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.ikang.com/.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	4006-322-162
Hong Kong:	800-963-117
United States:	185-5452-5696
International:	+61-2-8199-0299
Replay Passcode:	2191797
Replay Available Date:	11:00 ET June 22, 2018 — 09:59 ET June 30, 2018

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, outpatient service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients, and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal year 2017 ended March 31, 2018, iKang served a total of 6.59 million customer visits under both corporate and individual programs.

As of June 21, 2018, iKang has a nationwide network of 112 self-owned medical centers, covering 33 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili, Mianyang and Zhenjiang, as well as Hong Kong. iKang has also extended its coverage to over 200 cities by contracting with over 400 third-party facilities, which include select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	March 31,
	2017	2018

ASSETS
Current assets:
Cash and cash equivalents	$64,898	$62,901
Restricted cash	392	—
Term deposits	4,359	—
Accounts receivable, net of allowance for doubtful accounts of $14,261 and $23,142 as of March 31, 2017 and March 31, 2018, respectively	79,576	149,259
Inventories	6,781	9,261
Deferred tax assets-current	9,635	13,078
Amount due from related parties	4,538	4,831
Prepaid expenses and other current assets	49,736	69,127

Total current assets	$219,915	$308,457

Property and equipment, net	$163,081	$173,283
Acquired intangible assets, net	25,852	21,993
Goodwill	107,237	117,995
Long-term investments	180,758	196,816
Deferred tax assets-non-current	16,698	26,302
Rental deposit and other non-current assets	14,950	20,309

TOTAL ASSETS	$728,491	$865,155

LIABILITIES, MEZZANINE AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $34,637 and $ 43,840 as of March 31, 2017 and March 31, 2018, respectively)	$39,892	$52,800
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $48,910and $63,761 as of March 31, 2017 and March 31, 2018, respectively)	59,278	80,278
Income tax payable (including income tax payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $6,414 and $13,523 as of March 31, 2017 and March 31, 2018, respectively)	11,951	15,579
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $57,361and $87,388 as of March 31, 2017 and March 31, 2018, respectively)	64,740	95,422
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $111,299 and $193,884 as of March 31, 2017 and March 31, 2018, respectively)	111,299	193,884

Total current liabilities	$287,160	$437,963

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	March 31,
	2017	2018
Long-term borrowings (including long term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $101,697 and $31,885 as of March 31, 2017 and March 31, 2018, respectively)	101,697	31,885
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $7,009 and $4,944 as of March 31, 2017 and March 31, 2018, respectively)	7,229	5,917

Long term payables	—	9,565

TOTAL LIABILITIES	$396,086	$485,330

Equity:
Total iKang Healthcare Group, Inc. shareholders’ equity	312,437	355,707
Non-controlling interests	19,968	24,118

TOTAL EQUITY	$332,405	$379,825

TOTAL LIABILITIES AND EQUITY	$728,491	$865,155

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods		For the years
	ended March 31		ended March 31
	2017	2018	2017	2018

Net revenues	$60,157	$89,526	$435,713	$563,932
Cost of revenues	58,575	75,229	262,134	325,656

Gross profit	$1,582	$14,297	$173,579	$238,276

Operating expenses:
Selling and marketing expenses	$17,861	$25,086	$74,304	$96,594
General and administrative expenses	17,774	65,170	82,783	126,255
Research and development expenses	709	754	3,194	3,055

Total operating expenses	$36,344	$91,010	$160,281	$225,904

Income/(loss) from operations	$(34,762)	$(76,713)	$13,298	$12,372
Interest expense	3,147	3,900	13,880	20,191
Interest income	138	77	939	382

Income/(loss) before income tax expenses and gain/(loss) from equity method investments	$(37,771)	$(80,536)	$357	$(7,437)
Income tax expenses (benefits)	(6,178)	(11,609)	3,354	6,791
Gain/(loss) from equity method investments	(3,465)	327	(9,547)	(2,448)

Net loss	$(35,058)	$(68,600)	$(12,544)	$(16,676)
Less: Net income/(loss) attributable to non-controlling interest	(1,784)	(1,147)	(1,293)	633

Net loss attributable to iKang Healthcare Group, Inc.	$(33,274)	$(67,453)	$(11,251)	$(17,309)

Net loss attributable to common shareholders of iKang Healthcare Group, Inc.	$(33,274)	$(67,453)	$(11,251)	$(17,309)

Net loss per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic and diluted	$(0.97)	$(1.96)	$(0.33)	$(0.50)

Net loss per ADS (one common share equals to two ADSs)
Basic and diluted	$(0.49)	$(0.98)	$(0.17)	$(0.25)

Weighted average shares used in calculating net loss per common share
Basic	34,212,527	34,382,338	34,060,579	34,295,160
Diluted	34,212,527	34,382,338	34,060,579	34,657,445

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods		For the years
	ended March 31		ended March 31
	2017	2018	2017	2018

Income/(loss) from operations	$(34,762)	$(76,713)	$13,298	$12,372
Add:
Share-based compensation expenses	479	33,660	1,941	34,822

Non-GAAP operating income/(loss)	$(34,283)	$(43,053)	$15,239	$47,194

Net loss attributable to iKang Healthcare Group, Inc.	$(33,274)	$(67,453)	$(11,251)	$(17,309)
Add:
Share-based compensation expenses	479	33,660	1,941	34,822

Non-GAAP net income/(loss)	$(32,795)	$(33,793)	$(9,310)	$17,513

Income/(loss) from operations	$(34,762)	$(76,713)	$13,298	$12,372
Add:
Depreciation and amortization	9,971	11,021	37,413	42,183
Share-based compensation expenses	479	33,660	1,941	34,822

Non-GAAP EBITDA	$(24,312)	$(32,032)	$52,652	$89,377

Non-GAAP net income/(loss) attributable to common shareholders of iKang Healthcare Group, Inc.	$(32,795)	$(33,793)	$(9,310)	$17,513

Non-GAAP net income/(loss) per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic and diluted	$(0.96)	$(0.98)	$(0.27)	$0.51

Non-GAAP net income/(loss) per ADS (one common share equals to two ADSs)
Basic	$(0.48)	$(0.49)	$(0.14)	$0.26
Diluted	$(0.48)	$(0.49)	$(0.14)	$0.25